SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

MMA Capital Management, LLC

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

55315D105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 55315D105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rockshelter Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 304,712
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 304,712
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% **
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 55315D105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Rex
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 304,712
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 304,712
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This (this “Schedule 13G”) relates to shares of Common Shares, no par value (the “Common Stock”), of MMA Capital Management, LLC, a Delaware limited liability company (the “Issuer”), and is being filed on behalf of (i) Rockshelter Capital Management LLC (“Rockshelter”), a Pennsylvania limited liability company, as the investment manager to certain managed accounts (collectively, the “Accounts”), and (ii) Jeffrey Rex, as the principal of Rockshelter (the persons mentioned in (i) and (ii) are referred to herein as the “Reporting Persons”). All shares of Common Stock are held by the Accounts.

Item 1(a)	Name of Issuer.

MMA Capital Management, LLC

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3600 O’Donnell Street, Suite 600

Baltimore, Maryland 21224

Item 2(a)	Name of Person Filing.

(i) Rockshelter Capital Management LLC (“Rockshelter”) and (ii) Jeffrey Rex.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

601 Technology Drive, Suite 320

Canonsburg, Pennsylvania 15317

Item 2(c)	Citizenship or Place of Organization.

Rockshelter is a Pennsylvania limited liability company. Mr. Rex is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Shares, no par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

55315D105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 304,712 shares of Common Stock held by the Accounts.

(b)	The Reporting Persons may be deemed the beneficial owners of 5.1% of the outstanding shares of Common Stock. This percentage was calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by the Reporting Persons by (ii) 5,961,721, the number of shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s Form 10-Q filed on November 9, 2016 with the Securities and Exchange Commission.

(c)	The Reporting Persons have the power to vote and dispose of the 304,712 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

Rockshelter Capital Management LLC

By:	/s/ Jeffrey Rex
Name:	Jeffrey Rex
Title:	Manager

/s/ Jeffrey Rex
Jeffrey Rex